

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Kgomotso Joyce Lediga
President and Chief Executive Officer
Rosewood Resources, Inc.
8 Dorset Place, 65 Dorset Road
Parkwood
Johannesburg
South Africa, 2193

> **Re:** **Rosewood Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 30, 2015**
> **File No. 333-199690**

Dear Ms. Lediga:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 35

Report of Independent Registered Public Accounting Firm, page 36

1. We note you have provided a revised report from your auditor which refers to the appropriate balance sheet dates that are included in your financial statements. However, the opinion paragraph refers to your results of operations and cash flows for the year ended October 31, 2014 and the period from inception (June 17, 2014) through October 31, 2014. Please obtain a revised report from your auditor which covers the year ended October 31, 2014 and the period from inception (June 17, 2013) through October 31, 2013.

Notes to the Condensed Financial Statements January 31, 2015, page 51
Note 4. Significant transactions with related party, page 53

2.   You disclose during the three months ended January 31, 2015, a director and officer made advances to the Company in the amount of $51,018 to fund daily operations of the Company. However, it appears you received only $161 of proceeds from advances from a third party based on your statement of cash flows for the three months ended January 31, 2015. Please explain or revise your disclosure as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

 ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Gary R. Henrie, Esq.